NOTICE OF DEFAULT

TO:        Alberta Securities Commission

TAKE NOTICE that Astris Energi Inc. (the “Corporation):

1.
will not be able to file its annual audited financial statements and management discussion for the period ended December 31, 2006 (collectively, the “Financial Statements”) by the April 30, 2007 deadline set forth in National Instrument 51-102 - Continuous Disclosure Obligations;

2.
advises that the primary cause of the delay was the unexpected death of the controller of the Corporation at the end of January 2007 and the subsequent delay in completing the audit of the Corporation;

3.	expects to file the Financial Statements on or about May 21, 2007;

4.	hereby acknowledges that:

(a)	the Securities Regulators may impose an issuer cease trade order (an “Issuer CTO”) if the financial statements of the Corporation are not filed by June 30, 2007; and

(b)	an Issuer CTO may be imposed if the Corporation fails to file any Default Status Report;

5.	hereby confirms that it will satisfy the provisions of Appendix B of CSA Staff Notice 57-301 as long as the Corporation remains in default of its obligations to file the Financial Statements; and

6.	is not subject to any insolvency proceedings.

Dated at Toronto, Ontario on April 30, 2007.

ASTRIS ENERGI INC.

Per:       “Anthony J. Durkacz” (signed)
Anthony J. Durkacz
Vice President of Finance